EXHIBIT 11.1

                            PARADIGM TECHNOLOGY, INC.

                  COMPUTATION OF NET INCOME (LOSS) PER SHARE(1)
                    (in thousands, except per share amounts)



                                                      Year Ended     Year Ended
                                                     December 31,   December 31,
                                                         1995           1996
                                                     ------------   ------------

Net income (loss) .................................    $  5,263      $(36,425)
                                                       ========      ========

Weighted average shares outstanding:

   Common Stock ...................................       3,784         7,060

   Convertible Preferred Stock ....................       1,600          --

   Common Stock issuable upon exercise of
      options and warrants(2) .....................         930          --
                                                       --------      --------

   Weighted average common shares and
      equivalents .................................       6,314         7,060
                                                       ========      ========

Net income (loss) per share .......................    $   0.83      $  (5.16)
                                                       ========      ========


-------------------


(1) This Exhibit should be read with Note 2 of Notes to the financial statements.
(2) Stock options and warrants granted subsequent to May 1994 have been included in the calculation of common and common equivalents shares as if they were outstanding for all periods prior to the Company's initial public offering of 2,300,000 shares of common stock when closed on July 5, 1995.